12b-1 Fee Waiver Agreement

      Value Line Securities, Inc. (the "Distributor") agrees to the following Rule 12b-1 fee waivers:

      a. Larger Companies Fund: waive .25% of the Rule 12b-1 fee for the period of May 1, 2007 - April 30, 2008;

      b. Value Line Fund: waive .25% of the Rule 12b-1 fee for the period of May 1, 2007 - April 30, 2008;

      c. Cash Fund: waive .25% of the Rule 12b-1 fee for the period of May 1, 2007 - April 30, 2008;

Each waiver shall end on the expiration date set forth next to the applicable Fund name as stated above

Dated this 18th day of April, 2007


On behalf of the Distributor,                  On behalf of the Advisor,
/s/ Jean B. Buttner                            /s/ Howard A. Brecher
-----------------------------                  ---------------------------------
Jean B. Buttner, CEO                           Howard A. Brecher, Vice President